UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number: 001-41468
CUSIP Number: 26740W109

(Check One):  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

D-Wave Quantum Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3033 Beta Avenue
Address of Principal Executive Office (Street and Number)

Burnaby, British Columbia, Canada V5G 4M9
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

D-Wave Quantum Inc. (“D-Wave” or the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q as of and for the period ended March 31, 2023 (the “Form 10-Q”). The Company has determined that it is unable to file its Form 10-Q within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

Reasons for Delay
The Company has determined that it is unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense because it requires additional time to complete its financial statement preparation and review process. The Company expects to file its 10-Q on or before Monday, May 22, 2023, which is within the 5‑calendar day extension provided by Rule 12b-25.

Preliminary Financial Results for the Period Ended March 31, 2023
We currently anticipate that our results of operations for the period ended March 31, 2023 (“Q1 2023”) will contain certain significant changes from our results of operations for the period ended March 31, 2022 (“Q1 2022”).  More specifically, we believe that our Q1 2023 net loss will exceed our Q1 2022 net loss.  We are currently finalizing such financial information, and we expect to include such final financial information in the Form 10-Q that we expect to file on or before Monday, May 22, 2023.

Forward-Looking Statements
Certain statements made herein may constitute “forward-looking statements” within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company's beliefs and expectations relating to the filing of the Form 10-Q and the estimated reporting of financial results. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company's control, including the completion of the external audit.  Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John M. Markovich	604	630-1428
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has provided this information under Part III above under "Preliminary Financial Results for the Period Ended March 31, 2023".

D-Wave Quantum Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2023	By:	/s/ John M. Markovich
John M. Markovich
Chief Financial Officer